Mail Stop 4561

January 22, 2009

Mr. Hugo Goldman
Chief Financial Officer
Retalix Ltd.
10 Zarhin Street
Ra'anana 43000, Israel

> **Re:** **Retalix Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed July 2, 2008**
> **File No. 000-29742**

Dear Mr. Goldman:

We have reviewed your response letter dated December 10, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 26, 2008.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5 – Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 47

1.   We note your response to prior comment 1 regarding your decision to discontinue the factoring of receivables. Considering the material short-term impact to your cash flows and liquidity position, we believe that your disclosures should have been more robust within this section. Please confirm to us, in writing, that you will enhance your discussion of the effects of discontinuing factoring in future filings and address all other material fluctuations in your cash flow or liquidity position in similar detail.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief